Fulbright & Jaworski L.L.P.
A Registered Limited Liability Partnership
Fulbright Tower
1301 McKinney, Suite 5100
Houston, Texas 77010-3095
www.fulbright.com

arogers@fulbright.com direct dial: (713) 651-5421	telephone: (713) 651-5151 facsimile: (713) 651-5246
December 12, 2006
BY EDGAR AND FACSIMILE (202) 772-9368
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 7010
100 F Street, N.E.
Washington, D.C. 20549
Attention: Carmen Moncada-Terry

Re:	Cal Dive International, Inc. Registration Statement on Form S-1 File No. 333-134609
Ladies and Gentlemen:
     On May 31, 2006, Cal Dive International, Inc. (the “Company”) filed its Registration Statement on Form S-1 (the “Form S-1”) relating to the initial public offering of shares of its Common Stock. On July 7, 2006, the Company filed its Amendment No. 1 to the Form S-1 responding to the Staff’s comments provided by letter dated June 30, 2006. On August 4, 2006, the Company filed its Amendment No. 2 to the Form S-1 responding to the Staff’s comments provided by letter dated July 25, 2006. On September 8, 2006, the Company filed its Amendment No. 3 to the Form S-1 responding to the Staff’s comments provided by letter dated August 22, 2006. On November 7, 2006, the Company filed its Amendment No. 4 to the Form S-1. On November 28, 2006, the Company filed its Amendment No. 5 to the Form S-1. On December 11, 2006, the Company filed its Amendment No. 6 to the Form S-1.
     In response to oral comments from the Staff to us made by telephone on December 12, 2006, the Company submits the attached changed page 13 to the Form S-1, which the Company intends to reflect in its Rule 424(b) prospectus filed after effectiveness of the offering. The Company also confirms, as requested by the Staff, that the amount set forth on the Unaudited Pro Forma Combined Balance Sheet of the Company on page 28 of the Form S-1 in the line item “Payable to Helix” reflects an amount that would be payable by the Company to Helix Energy Solutions Group, Inc. representing 90% of the benefit noted in the “Deferred income taxes” line item that Cal Dive expects to recognize at September 30, 2006 as a result of a step up in the tax basis of certain assets transferred to the Company in connection with the offering. This amount would be payable in cash by Cal Dive to Helix at the time the benefit is realized when Cal Dive’s taxes are filed for the 2006 tax year and future tax periods.
     If any member of the Staff has any questions concerning these matters or needs additional information or clarification, he or she should contact the undersigned at (713) 651-5128 or Arthur H. Rogers of this Firm at (713) 651-5421.

Very truly yours,
/s/ Martin F. Doublesin

Martin F. Doublesin

cc:	Tim Levenberg, Branch Chief (Securities and Exchange Commission) G. Kregg Lunsford (Cal Dive International, Inc.) Richard D. Truesdell, Jr. (Davis, Polk & Wardwell)